Exhibit 99.2

BC FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

The full name and address of the principal office in Canada of the Company is:

Veris Gold Corp.
900 – 688 West Hastings Street
Vancouver, B.C. V6B 1P1

2.	Date of Material Change

The date of the material change is November 26, 2013

3.	News Release:

The date and method(s) of dissemination of the News Release issued under section 7.1 of National Instrument 51-102 is/are as follows:

Date of Issuance: November 26, 2013

The news release was disseminated via SEDAR to the securities commissions in British Columbia, Alberta and Ontario, to the Toronto Stock Exchange and via wire by CNW.

4.	Summary of Material Change

Veris Gold Corp. (“Veris” or the “Company”) announces amendment to public offering.

5.	Full Description of Material Change

The Company has filed an amended and restated preliminary prospectus supplement on SEDAR to reflect changes to the terms of its prospectus offering (the “Offering”) announced on November 18, 2013. (Please see the Company’s press release of November 18, 2013 for more details of the Offering.)

The Offering now consists of units (“Units”) offered at a price of $0.405 each and flow-through units (“Flow-Through Units”) at a price of $0.43 each. Each Unit will be comprised of one common share of the Company (a “Share”) and one-half of one common share purchase warrant (each whole warrant a “Warrant”). Each Flow-Through Unit will be comprised of one common share of the Company which qualifies as a “flow-through share” within the meaning of the Income Tax Act (Canada) and one-half of one Warrant. Each whole Warrant shall entitle the holder thereof to acquire one Share at an exercise price of $0.50 for the 36 months following the issuance of the Warrant.

All other terms of the Offering remain the same, and the Company expects to file its final prospectus supplement shortly.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which the offer, solicitation or sale would be unlawful. The securities being offered have not been approved or disapproved by any regulatory authority, nor has any such authority passed upon the accuracy or adequacy of the preliminary prospectus supplements, the short form base shelf prospectus or the registration statement.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

No significant facts remain confidential and no information has been omitted in this report.

8.	Executive Officer

The name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and the Report or an officer through whom such executive officer may be contacted is as follows:

Name: Shaun Heinrichs, CFO
Bus. Tel: (604) 688-9427

9.	Date of Report

Dated at Vancouver, BC this __26__ day of November, 2013.

/s/ Shaun Heinrichs
Shaun Heinrichs, CFO